Filed by HNC Software Inc. pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: HNC Software Inc.
Commission File No. 000-26146

Date: May 10, 2002

     This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by HNC under cover of Form 8-K on April 30, 2002 and is incorporated by reference into this filing.

     This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac’s and HNC’s results could differ materially from Fair, Isaac’s and HNC’s expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

     Fair, Isaac and HNC intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

     Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac’s executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC’s executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC’s web site at www.sec.gov.

* * *

     Following is the transcript of a presentation at the JP Morgan H&Q Technology Conference held on May 8, 2002:

JP Morgan H&Q Technology Conference, San Francisco, CA May 8, 2002, 10:00 AM ET (HNC Software Webcast)

Adam Holt:	Good morning. My name is Adam Holt. I’m a senior analyst at J.P. Morgan H&Q. I’d like to welcome you to the HNC Software presentation. For those of you who don’t know, HNC is one of the world’s leading providers of business analytics, both software and services.

The company has also recently announced a very exciting merger with Fair Isaac and here to tell you more about the company and the upcoming merger, the Chief Executive Officer, John Mutch and the Chief Financial Officer, Ken Saunders. There’s also a break out room in the Sussex Room after the presentation.

John Mutch:	Thanks very much, Adam and good morning, everyone. In lieu of our recently announced merger with Fair Isaac, I’ll spend 15 minutes or so at a very high level on our product strategy and some of our progress, but I’ll actually turn it over to Ken Saunders and have him go through some of our financials, as well as give you some of the terms

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of the merger and give you a look at the pro forma go forward entity. We also have a breakout afterwards and will be happy to answer more questions there and encourage you to attend that. Tom Grudnowski, CEO of Fair Isaac, will be at that breakout, so Tom will be there, as well.

As I think everyone is aware, HNC Software for a number of years had been working on some very early forms of artificial intelligence, mainly in the areas of pattern recognition. Our confounders, Robert Nielsen, Todd Gutschow, working at TRW in the mid 80s, were intrigued by the technology, got about $500K in seed capital from Cy Ramo, who is the R in TRW and begin to look for commercial applications to apply this early artificial intelligence work to.

In 1992, stumbled upon the idea of applying to credit card fraud, built a product called Falcon. Today, Falcon Fraud Manager is the leading credit card fraud detection product in the world. We cover over 400 million credit cards. We look at real time transaction data and deliver a pre-authorization score which

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indicates how likely it is that this transaction may be fraudulent.

We’ve evolved the technology from the early days and principally today, we are using neural network models. We’re using context vector analysis, which is the ability to read, understand and mathematically represent the meaning of unstructured information and we’re using optimization algorithms to provide this functionality.

Our mission has really been to become the leading provider of enterprise analytics and decision management software. We view this world as a converging world where we are solving problems for our customers such as who are the right customers to acquire, what economic terms should you acquire them on? Once you have them, are they valuable, do you want to cross sell them? What are the right economic terms to maintain your relationship on, what are the risks associated with the relationship? Who will declare bankruptcy, who will be a marginally profitable customer and who will be a very highly profitable customer and then ultimately, we have a few products that provide key leverage points in terms of process

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efficiency, access to information, access to data, that gives us the ability to apply this predictive technology in real time transaction streams.

We really view our category and what we’re doing as a convergence play. We think that the business intelligence guys, such as Business Objects, who offer a non real time query extract and reporting type of an approach are merging with some of the ERP types of approaches and that this enterprise analytics category will shape up to be really a next big category.

The merger of Fair Isaac and HNC Software, in my view, truly creates an enterprise that is capable of staking out a #1 position in this category and building the leading company in this category of products. And so, as this convergence takes place, the increased scale, the breadth of distribution, the complementary technology, the complementary customer sets will create a huge competitive advantage for this go forward entity.

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This is a large market. It’s growing fairly rapidly. These are some fairly aggregate level cuts from industry analysts that put it at about $28 billion in total spend, growing at about 25% on an annual basis. I talk a little bit about some of our technologies and what we apply.

Another key element of what we do which I should mention is our domain expertise. We built our business largely through building financial products. We acquired beachhead positions in the telecom industry, which we have grown very rapidly and the insurance industry, which offers a very solid, high profit type of picture for us.

An interesting thing about Fair Isaac is they have some nascent activity in the retail space, where we are not present. They are very strong in financial. They don’t have any presence in telecom, so there’s a lot of complementarity to the market approaches.

As you may be aware, we recently announced an initiative in the pharmacy and healthcare markets, in partnership with NDC Health, something we are very, very excited about.

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So increasingly the ability to take a look at this real time transaction data and make recommendations on how to treat customers based on that real time interaction is a sort of a pre-authorization mode, if you will.

One of the key benefits of our solutions has been the ability to quantify the return on investment for our customers and over the years, we’ve had customers who have given us metrics, folks like Firemans’ Fund, who have said for every dollar they have invested with our products, they have saved 12. Folks like Sprint who are telling us that in the early life, we’ve been able to reduce losses by 50% and today in Canada, we have driven credit card fraud really down to a marginal basis point situation over the course of a number of years. So, the ability to quantify these returns and allow customers to understand that.

Through this process, we have aggregated a blue chip customer base. 7 of the 10 largest insurance carriers, a huge number of the state workers compensation funds, use our products to predictively process, analyze and pay claims in those markets.

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In the financial services areas, we are looking at applications like cross sell, pricing, prospecting and retention. We’re looking at risk analytics like bankruptcy, profitability, fraud, anti-money laundering. In the efficiency categories, we are looking at things such as network connectivity.

We have over 80 wire line and wireless customers today. This is an interesting market for us. We started very small about three years ago, sub $5 million type of revenue picture, acquired a couple of small companies. Today, if you walk into any Staples store that offers a voice stream wireless service and you sign up, you buy a new hand held device and you sign up for that service, what our products do is ensure that you are who you say you are, we make some recommendation on what type of rate plan you should be signed up for; when you begin, we activate and provision your service, to enable your use of the device; and the beginning usage of the device, we first monitor in early life who will pay their bill and who won’t.

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Historically in the industry, telecom carriers have found out after about five or six months, after they have sent a number of bills, that somebody won’t pay. We’ve been able to develop a predictive analytic and within the first 30 days predicts who will not pay their bill and enable them to shut them down and take a treatment option earlier. We then go on to look at ongoing fraud usage, profitability and ultimately cross sell and retention.

To give you an example today, when you are calling into the customer service center of one of the major wireless carrier in the Southeast, what our products are doing is looking at your rate plan, looking at your usage pattern and giving some predictive retention recommendations to the call center rep who is interacting with you. As you know, in that industry today, you have huge turnover problems. You have $8 an hour call center people who become the primary interface and customer retention mechanism. There’s a 30% turnover rate of those people alone, as well as a 30% turnover rate of subscribers. So, the ability to retain customers by looking at the analytics in and optimizing your relationship is very critical.

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Competitive landscape. This is an interesting slide. We’ll talk more about this in the breakout, but my view is that long term, this really is a converging marketplace where people like Manugistics, with their enterprise process optimization type of positioning, are coming into this space. Folks like Seibel with their acquisition of Enquire, are thinking to move up the value stack of analytics.

And the issue here really is, in my view, will people like Seibel be able to imbed and plant really rudimentary types of analytics with highly usable graphical interfaces, and in my view, fool customers into thinking they have very robust analytics or will they need the very specialized, highly real-time, highly sophisticated technology that we offer? I think the plan for the go-forward entity to deliver products, wrap consulting services around them, build them out on a very specialized basis with customers will create a very powerful story.

I’ll move through fairly rapidly. I wanted to touch on this idea of critical action platforms and put it in the context of the merger before I turn it over to Ken. What we began to do about 18 months ago is

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realize that in order to enable enterprise analytics as a category and to really be able to roll out and get some critical scale and mass with our customers, we needed to create a platform that would basically suck out data from disparate sources, shape it up, prepare it for usage in our predictive products and pump that data in very quickly.

We began to build something called the Critical Action Platform. It really enables customer’s ability to integrate across their various data sources and provides a one common platform for integrating data in preparation for use by our products. That really is the purpose of it.

The customer benefit is that once they buy one of our analytic applications with the Critical Action Platform and implement, they have now set a platform stage where they can add a second, and a third and a fourth product very quickly. The message we were getting from our customers was, we love your fraud manager product, we know we’ve reduced losses, we’ve gotten great return on investment, but it was very painful, very difficult. It took us two years, soup to nuts, to get the thing up and running and optimized. Figure out a way to make these products easier, a way that we can

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buy a second, third, and fourth product from you more quickly and get better return on investment through the leverage of the first application and that’s the goal of this Critical Action Platform underneath the architecture.

This will probably be the last slide I’ll hit before I turn it over to Ken, so what we’ve been doing here is really building out this underlying Critical Action Platform which essentially is a decision management layer. It is a model deployment and development layer and it is a set of common optimization algorithms that are called by each one of these analytic products that sit on top of the platform in suites.

And so, we think this will be a very effective, efficient architecture for customers to buy, it will enable their ability to use these products more quickly, more cost effectively and then the actual applications, the analytics themselves, sit in these three buckets, Opportunity, Risk and Efficiency, with opportunity corresponding to those issues of pricing, prospecting, retention, and cross, risk corresponding to things like fraud, bankruptcy, etc.

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And so, what happens is the customer buys, as an example, the fraud application. They get the underlying architecture and then they can move very quickly to buy a second, third and fourth application, in any one of these categories, ultimately.

We think that one of the big challenges has always been the number of non-heterogenous data sources in companies. Many companies have been organized by function, with vertical silos of information. We’ve been getting a lot of very positive feedback from our large customers. They view the Critical Action Platform as an integration platform that will enable them now to use analytics across process flow in their industry and one of our goals has been to deliver a broader suite of applications across the process flow.

How does this play out for the go-forward with the merger? Very early, to talk about those things and very early to communicate, but obviously, we view, Fair Isaac had a very similar strategy called EAS, enterprise application strategy, or enterprise architecture strategy, I

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believe, and there will be some merger and commonality of this underlying platform downstream.

It turns out that the underlying technical architecture of both of these build outs was very, very similar, so there will be an opportunity for some tremendous synergy there.

So, it’s nice to be here today. This may actually be the last time I ever do this publicly for HNC, so that’s kind of fun. I’ll turn it over to Ken. He’ll take you through some of the financials and talk a little bit about the terms of the merger, as well. Thanks.

.... you always complain that I only left you two minutes to go. Now you have 10 minutes.

Ken Saunders:	Great. You left me a few slides I can get off on, but the remainder of our growth strategies are still very integral to the go-forward strategy, which is penetrate globally with our enterprise application solutions. We have a fairly good presence in both the U.K., where we approached the EMEA, the Asia Pacific area and Latin America.

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One of the good metrics that we were able to discuss the last quarter was that overall 21% of our business, which is a little bit higher than all of last year, is coming from our non U.S. sectors. We had a 42% year over year growth rate, so we are seeing some traction. We are very excited about that.

In addition, we’ve announced recently some acquisitions where we have embedded some of the technologies in Verdix and Blaze and we are moving along the timeframe previously articulate and embedding these technologies into the underlying platform.

And with that, I can start giving a little bit of financials and I’ll try to link back some of our slides to some of the go-forward merger discussions.

As you can see, HNC has enjoyed a 44% compounded annual growth rate since going public in 1995, after normalizing to a spin out we did a couple of years ago. The unique thing about HNC and coincidentally, very similar to Fair Isaac, is our recurring revenue model. These are

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our 2001 numbers and I usually pause here for a moment so everybody understands how our revenue is generated.

This model would suggest that about 71% of our revenue is recurring. When we start out every quarter, I get 71% of my revenue from the prior quarter comes forward with me and I’m basically in search of the other 30% from quarter to quarter.

I’d like to break it out a little bit so you can understand what is meant by the recurring nature of the revenue. As you can see by the slides in the upper right, the darker blue, that’s a non transactional portion of our recurring revenue and that’s things like maintenance, the fixed fee that recurs every month. But the great majority in this example last year, 56 points of that 71 is actually transactional in nature.

And I’ve tried to give you a sense and I have taken some latitude in grouping these buckets so I could more easily articulate it. It isn’t all debit and credit card. We have mortgage, auto loans, etc., flowing through this first pie down in the lower left. As you can see, a great deal of our business is generated by debit and credit card activity and that’s everything from

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originations through looking at swipes of your plastic for fraud. 20% is focused on insurance or in our case, specifically workers’ comp insurance claims, so somebody needs to slip and fall before we see revenue.

And the last area, about 9 points of this, wireless wire line activity, things like origination, fraud protection and connections of the call, analyzing site activity for billing mediation, etc. So, as you can see, we’re fairly transactionally driven and typically these transaction levels grow with the industries they are in.

For the quarter, I presented the first quarter of this year’s result. We had $55 million in revenue, about $1 million in operating income. The Q1 exceeded our analysts’ expectations. So we’re pretty happy about that.

This is a slide that demonstrates that typically our recurring revenue is anywhere in the 70 to 75% range over the past five quarters. That’s principally our go-forward model for 2002, as well.

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In the lighter green shade slide, we’ve presented some of our booking activity, which we typically don’t generally discuss, but we wanted to demonstrate that we actually had a really good back-to-back bookings quarter. The past two quarters have been HNC’s historical highs, so that gives us quite a bit of visibility into the second half of the year’s recurring revenue model, a revenue, so we are pretty excited about that.

Longer term, I wanted to present kind of a long term model of HNC. You can see last year’s model, principally about 60 plus percent gross margins. We had about a 9% operating income. With the implementation and adoption of the critical action platform or basically using a common architecture to develop and deploy products, we look at that to help us in two things.

Number one, deliver more products or more analytics to our customers more easily. We would expect to see a shift in our license revenue as we are able to do that and as a result, see related costs for deploying and maintaining those products come down.

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So, we would suggest that our longer term, and I’d suggest that 2004, but it’s meant to be a three year out type model, long term vision. But that our actually gross margins would be much more like the high sixties. Along with the deployment of a common architecture and critical action, we’d expect our R&D dollars to be more efficiently used, so I’d suggest that our R&D might scale down a couple of points. In absolute dollars, it will go up of course as the company grows and there is some scale factored into there, but the implication is that we’d be able to develop more efficiently more stuff, if you will.

So, our longer term operating model is probably more comparable to Fair Isaac’s current model, which actually gives me some comfort that our longer term model actually is fairly valid, in that Fair Isaac has been deploying applications on a common architecture for the past couple of years and is enjoying some of the greater margins that we were expecting to see in the near term.

The guidance we have presented thus far, we’ve provided Q2 guidance and the year. So, Q2, our guidance remains at $58 to $59 million in revenue, with 9 or 10 cents’ cash EPS. Longer term, we are still

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forecasting in the 10 to 15% as the calendar year over year growth for the top line revenue and operating EPS or cash EPS coming in the 50 to 55 cents’ range, which is about a 10 or 20% year over year growth.

So, the highlights of the HNC entity is we have had increasing revenues since going public, 44% CAGR, our margins improving. We’ve seen some of that today, particularly in some of the scale areas like overhead G&A. We expect to realize those going forward as we deploy a common architecture.

We continue to realize a stable operating business model with 70 plus percent recurring revenue, great visibility going into the second half of the year in our recurring revenue stream by virtue of the strong back to back bookings quarters. We have $300 million of cash for positive cashflow. We do have a $150 million convert and our DSOs continue to remain low, in the 60s range.

So, on to the merger, some high level points. First, I’ll mention that we do have an analyst day tomorrow, being held at the Omni, but it will be web cast, so if anybody hasn’t signed up, you can go to either

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company’s IR site and look for the connection links to get into that and it will be web cast live.

High level summary. It’s a stock-for-stock merger with a fixed exchange ratio of .346 Fair Isaac shares for every HNC. The transaction value on April 26 was approximately $800 million. It will be accretive to the full 2003 fiscal year for Fair Isaac, led by Tom Grudnowski who will be at our breakout session after this, should you have any questions. We will have some representation on the board of two HNC members and we expect to close this thing in the third calendar quarter.

High level snapshot of the two companies on that date. About $1.5 billion for Fair Isaac, $800 million for HNC. Revenues, $300 plus million for Fair Isaac, $200 million plus for HNC on a trailing 12. Cash, as you can see, $180 to $300 million for us, which includes an offset for the $150 million clearly convertible note. Headquarters, San Rafael, San Diego and Fair Isaac also has headquarters in the Minnesota area.

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The rationale, I think will become more and more clear to everybody as we begin to articulate it. We both have very similar visions of how we see analytics deployed in business. We both view that same enterprise analytic bubble becoming bigger and more important and integral to conducting business and driving value.

We look at this as an ability to consolidate our expertise in best of breed platforms. John articulated the Critical Action Platform. I think there are some very critical components of that, that will definitely improve the combined architectures of the two companies. By example, HNC analytics live primarily in the transaction stream environment, whereas a lot of Fair Isaac’s business relies on processing huge terabytes of data, creating predictive analytics, both of which analytics are deployed in transaction and real time environments, so I think our ability to add some of the transaction engines to their enterprise analytic engines will make a very powerful deployment platform.

We span across multiple verticals, as John mentioned earlier. Fair Issac is very heavily into the financial sector, a little bit into telecom. We’re

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probably 50% in the financial sector and then equally offset in telecom and insurance and healthcare, from some emerging areas in government work, so look for some breadth of vertical expansion.

A lot of common customers in the financial sectors. Insurance sectors, though we have more insurance business per se, it’s more geared towards the back end claims administration, risk management area and much of the product categories in Fair Isaac is focused on premium underwriting or origination, so an opportunity to marry front and back ends and as was mentioned earlier, a little bit of telecom and some areas that we are not in, like retail versus what they are not in, government and healthcare, so again, some opportunities.

A great deal of our revenue doesn’t overlap today. 90% is probably conservative, but for the quick numbers to put this slide together, just wanted to show that many of the products on the Fair Isaac side, there is no comparable in HNC side and vice versa, so I think what you’re going to see when you talk about the product groupings in Fair Isaac category of scoring, which we don’t have and they are well known for, in strategy machines, which are analytics deployed to solve business problems,

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which is predominantly what you are seeing here in this slide, we’ll have more in that area. Both companies do a bit of consulting and to a much lesser degree, software licenses.

Again, this is the suggestion of the underlying architectures and technologies. You can see that there are some opportunities that blend of both worlds. At the end of the day, you’ll have a company that’s about $700 million in revenue forecasted for next year using first call estimates, about $500 million in cash and accretive EPS in the neighborhood of $2.85 on a GAAP EPS basis. That reflects a 3% accretion and on a cash EPS basis, roughly $3.04, which reflects 10% accretion, so an accretive merger.

We talked about some of the compelling opportunities of putting these two companies together. The preeminent provider of creative analytics hands down, size and scale, stability, 70% recurring revenue on HNC’s side, 75% on Fair Isaac’s side. A lot of opportunities to accelerate the marriage of the product lines, to accelerate top line growth, which isn’t reflected by the way in any of those numbers I talked about earlier.

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Still strong balance sheet, accretive and a very defined integration plan. So, I zipped through it and we’ll zip out to the breakout and answer any specific questions anyone has. Thank you.
[End of Interview]